SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a)

(Amendment No. 1)

CHINA GEWANG BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

16891W107
(CUSIP Number)

XIUQIN JIANG

No. 27 Dongjin Road, Jingcheng Town

Jingjiang City, Jiangsu Province, P.R. China

86-024-2397-4663

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☒

CUSIP No. 16891W107	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Xiuqin Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P.R. China

NUMBER OF	7.	SOLE VOTING POWER
SHARES		15,746,500
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		15,746,500
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,746,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 22.7%
14.	TYPE OF REPORTING PERSON IN

Page 2 of 4 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the “Common Stock”) of China Gewang Biotechnology, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at Floor 29, No. 334, Huanshi East Road, Yuexiu District, Guangzhou City, Guangdong Province, P.R. China 510623.

Item 2. Identity and Background

a.	Name: Xiuqin Jiang
b.	Residence and Business Address: No. 27 Dongjin Road, Jingcheng Town, Jingjiang City, Jiangsu Province, P.R. China
c.	Present employment: - Director of China Xin Fu Group Limited
d.	During the past five years, Xiuqin Jiang has not been convicted in any criminal proceeding.
e.	During the past five years, Xiuqin Jiang has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Peoples Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

On August 18, 2016 China Xin Fu Group Limited purchased 12,775,000 shares from other shareholders. The purchase price was approximately $0.37 per share, or a total of approximately $4,725,000. Xiuqin Jiang is a director of China Xin Fu Group Limited, with voting and dispositive power over the shares.

Item 4. Purpose of Transaction.

At the time of its acquisition of the Company’s shares, as set forth in Item 3, neither China Xin Fu Group Limited nor Xiuqin Jiang had any plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on her cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on her cover page is incorporated here by reference.

(c) The Reporting Person has not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

On January 18, 2016 Xiuqin Jiang signed an Authorization that gave Han Xu voting power over shares owned by Xiuqin Jiang personally. At the present time, Xiuqin Jiang owns 2,971,500 shares personally. On May 15, 2017 Xiuqin Jiang terminated the Authorization.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2017	/s/ Xiuqin Jiang
Xiuqin Jiang

Page 4 of 4 Pages